FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: February 6, 2007

February 6, 2007

Consolidated Financial Results for the Third Quarter of the

Fiscal Year Ending March 31, 2007 and for the Nine Months Ended

December 31, 2006

I. Consolidated Financial Results

	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Change
	In billions of yen	In billions of yen	%
Net sales	1,096.1	1,179.8	-7.1
Operating income	35.0	23.9	+46.6
Ordinary income	22.9	23.3	-1.8
Net income	2.6	11.8	-77.8

	Yen	Yen	Yen
Net income per share:
Basic	1.21	5.92	-4.71
Diluted	1.15	5.53	-4.38

	Nine Months Ended December 31, 2006	Nine Months Ended December 31, 2005	Change
	In billions of yen	In billions of yen	%
Net sales	3,317.7	3,463.6	-4.2
Operating income	42.5	28.9	+47.2
Ordinary income	11.1	4.0	+178.3
Net income (loss)	(7.3)	11.5	—

	Yen	Yen	Yen
Net income (loss) per share:
Basic	(3.73)	5.81	-9.54
Diluted	—	5.55	—

	As of December 31, 2006	As of March 31, 2006	Change
	In billions of yen	In billions of yen	%
Total assets	3,743.4	3,802.8	-1.6
Net assets	1,245.6	1,242.7	+0.2

	As of December 31, 2006	As of March 31, 2006	As of December 31, 2005
Consolidated subsidiaries	346	356	335
Affiliated companies accounted for by the equity method	69	68	67

II. Business Results

<1> Business results for the third quarter of the fiscal year ending March 31, 2007 (three months ended December 31, 2006)

(1) Overview and condition of profit and loss

For the three months ended December 31, 2006, the global economy showed overall steady growth, spurred on by brisk growth in the American economy due mainly to capital investment, continued high economic growth in China and India, and steady growth in the economies of Asia and Europe.

Although there was a slight slowdown in personal consumption, the Japanese economy experienced continued moderate growth, with a sustained increase in capital investment amid an improvement in business results.

Amid this business environment, NEC posted third quarter consolidated net sales of 1,096.1 billion yen, a decrease of 83.7 billion yen (7.1%) year on year, mainly as a result of the sale of its personal computer (“PC”) business in Europe.

NEC recorded operating income of 35.0 billion yen, an increase of 11.1 billion yen year on year, mainly as a result of improved profitability in the area of Mobile Terminals due to overseas business downsizing.

Ordinary income amounted to 22.9 billion yen, a decrease of 0.4 billion yen year on year. This was due to a worsening in non-operating income and expenses of 11.5 billion yen, mainly owing to a worsening of equity in earnings and losses of affiliated companies and a decrease in foreign exchange income, despite an increase in operating income of 11.1 billion yen.

Income before income taxes totaled 23.1 billion yen, a decrease of 6.1 billion yen year on year as a result of a decrease in ordinary income by 0.4 billion yen and a worsening of extraordinary gains and losses by 5.7 billion yen. The fall in extraordinary gains and losses was mostly due to a decrease in gain on sale of stock of affiliated companies and restructuring charges recorded in accordance with the downsizing of overseas business in the area of Mobile Terminals.

Net income amounted to 2.6 billion yen as a result of the recording of valuation allowance for deferred tax assets of several subsidiaries.

(2) Results by business segment (including inter-segment transactions and profit/loss figures)

Sales and segment profit of NEC’s main segments were as follows (figures in brackets denote increases or decreases year on year):

IT/Network Solutions Business

Sales:	621.1 billion yen	(+4.9%)
Segment profit:	49.6 billion yen	(-0.3 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Change
	In billions of yen	In billions of yen	%
IT Services/System Integration	173.3	162.3	+6.8
IT Platforms	131.3	150.4	-12.7
Network Systems	257.2	218.1	+17.9
Social Infrastructure	59.3	61.0	-2.8

Total	621.1	591.8	+4.9

Sales of the IT/Network Solutions business for the three months ended December 31, 2006 amounted to 621.1 billion yen, an increase of 4.9% year on year, due to sustained growth in sales in the area of Network Systems and IT Services/System Integration.

Net sales by products and services were as follows:

In the area of IT Services/System Integration, sales amounted to 173.3 billion yen, an increase of 6.8% year on year. This was due to steady sales in almost every industry sector. In the area of Network Systems, sales totaled 257.2 billion yen, an increase of 17.9% year on year. This was mainly due to a rise in sales of the wireless system “Pasolink” overseas and sales to telecom carriers in Japan, such as in SIP servers, in addition to brisk sales of mobile communication base stations in Japan, carrying on from the first half of the fiscal year ending March 31, 2007. Meanwhile, in the area of IT Platforms, sales were 131.3 billion yen, a fall of 12.7% year on year, owing to the effect of orders for large-scale systems in the previous fiscal year and a decrease in sales in the optical disc drive business. In the area of Social Infrastructure, a decrease in investment in digital terrestrial broadcasting systems in the Japanese market led to a decrease in sales of 2.8% year on year, to 59.3 billion yen.

Segment profit amounted to 49.6 billion yen, an amount in line with that of the corresponding period of the previous fiscal year. This was mainly due to a decrease in sales in the area of IT Platforms, despite an increase in sales in the area of IT Services/System Integration.

Mobile/Personal Solutions Business

Sales:	226.6 billion yen	(-33.5%)
Segment profit:	2.4 billion yen	(An improvement of 17.2 billion yen)

Sales by subsegment (including inter-segment transactions)

Subsegment	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Change
	In billions of yen	In billions of yen	%
Mobile Terminals	96.6	131.2	-26.4
Personal Solutions	130.0	209.4	-37.9

Total	226.6	340.6	-33.5

Sales for the Mobile/Personal Solutions business for the three months ended December 31, 2006 amounted to 226.6 billion yen, a decrease of 33.5% year on year.

Net sales by products and services were as follows:

In the area of Mobile Terminals, sales amounted to 96.6 billion yen, a decrease of 26.4% as compared with the corresponding period of the previous fiscal year. This was due to additional downsizing of overseas business and a decrease in units shipped in Japan. In the Personal Solutions business, sales fell by 37.9% year on year, to 130.0 billion yen. This was due to the sale of the PC business in Europe and stagnant growth in the Japanese PC market.

Segment profit totaled 2.4 billion yen, an improvement of 17.2 billion yen year on year, as a result of improvement in the Mobile Terminals business accompanying downsizing of overseas business.

Electron Devices Business

Sales:	222.2 billion yen	(+6.8%)
Segment loss:	1.9 billion yen	(An improvement of 2.6 billion yen)

Sales by subsegment (including inter-segment transaction)

Subsegment	Three Months Ended December 31, 2006	Three Months Ended December 31, 2005	Change
	In billions of yen	In billions of yen	%
Semiconductors	177.9	162.7	+9.3
Electronic Components & Others	44.3	45.3	-2.2

Total	222.2	208.0	+6.8

Sales of the Electron Devices business for the three months ended December 31, 2006 amounted to 222.2 billion yen, an increase of 6.8% year on year.

Net sales by products and services were as follows:

In the area of Semiconductors, NEC recorded sales of 177.9 billion yen, an increase of 9.3% year on year, resulting from a significant rise in sales of semiconductors for game consoles, and increased sales in general purpose microcontrollers and semiconductors for automobiles. Sales in the area of Electronic Components and Others totaled 44.3 billion yen, a decrease of 2.2% year on year, owing to the impact of a decrease in large-scale orders of small-sized liquid crystal displays in the previous year.

Segment loss was 1.9 billion yen, an improvement of 2.6 billion yen year on year. The improvement was mainly due to an increase in sales in the area of Semiconductors.

(Note)

The results for the area of Semiconductors are the official public figures of NEC Electronics Corporation, which are prepared in accordance with U.S. GAAP. The difference that arises as a result of the adjustment to Japan GAAP is included in Electronic Components and Others.

(3) Cash flow condition

Net cash used in operating activities for the three months ended December 31, 2006 was 20.0 billion yen, an amount in line with that of the corresponding period of the previous fiscal year.

Net cash used in investing activities was 67.8 billion yen, a worsening of 54.0 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to an increase in cash used for acquisition of tangible fixed assets and a decrease in cash provided by sale of tangible fixed assets. As a result, free cash flows (the sum of cash flows from operating activities and investing activities) were cash outflows of 87.8 billion yen, a worsening of 55.9 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash provided by financing activities was 68.8 billion yen, due mainly to the issuance of commercial paper, despite the payment of cash dividends. As a result, cash and cash equivalents amounted to 423.6 billion yen, a decrease of 16.2 billion yen as compared with the end of the three months ended September 30, 2006.

The balance of interest-bearing debt amounted to 965.4 billion yen, a reduction of 143.2 billion yen as compared with the end of the corresponding period of the previous fiscal year. Debt-equity ratio was 0.93 (an improvement of 0.13 points as compared with the end of the corresponding period of the previous fiscal year).

In addition, the balance of interest-bearing debt (net), obtained by deleting the balance of cash and cash equivalents from the balance of interest-bearing debt, amounted to 541.8 billion yen, a decrease of 106.3 billion yen as compared with the end of the corresponding period of the previous fiscal year. Net debt-equity ratio was 0.52 (an improvement of 0.1 points as compared with the end of the corresponding period of the previous fiscal year).

<2> Business results for the nine months ended December 31, 2006

(1) Condition of profit and loss

NEC recorded net sales of 3,317.7 billion yen for the nine months ended December 31, 2006, a decrease of 145.9 billion yen (4.2%) year on year, mainly owing to a decline in mobile handset sales and the sale of the PC business in Europe, despite an increase in sales of mobile communications systems and semiconductors.

Operating income amounted to 42.5 billion yen, an increase of 13.6 billion yen year on year, primarily due to improved profitability company-wide, despite the accrual of estimated warranty costs for products already sold.

Ordinary income totaled 11.1 billion yen, an increase of 7.1 billion yen year on year, as a result of a 13.6 billion yen increase in operating income, despite a worsening of 6.5 billion yen in non-operating income and expenses mainly owing to a worsening of equity in earnings and losses of affiliated companies.

Income before income taxes was 24.8 billion yen, a 12.2 billion yen decrease year on year, as a result of a worsening of 19.3 billion yen in extraordinary gains and losses year on year, despite an increase in ordinary income of 7.1 billion yen. The worsening of extraordinary gains and losses was due to a decrease in gain on sale of stock of affiliated companies and the recording of restructuring charges, even though an increase in gain on change in equity of subsidiaries and gain on transfer of marketable securities to the pension trust were recorded.

NEC posted a net loss of 7.3 billion yen as a result of the recording of valuation allowance for deferred tax assets of some subsidiaries.

(2) Cash flow condition

Net cash provided by operating activities for the nine months ended December 31, 2006 was 86.1 billion yen, an increase of 62.9 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to increased working capital efficiencies.

Net cash used in investing activities was 132.8 billion yen, a worsening of 83.3 billion yen as compared with the corresponding period of the previous fiscal year. This was mainly due to an increase in cash used for acquisition of tangible fixed assets and a decrease in cash provided by sale of tangible fixed assets, as well as cash provided by the sale of stock of Elpida Memory, Inc. in the previous fiscal year. As a result, free cash flows (the sum of cash flows from operating activities and investing activities) were cash outflows of 46.7 billion yen, a worsening of 20.4 billion yen as compared with the corresponding period of the previous fiscal year.

Net cash provided by financing activities was 12.8 billion yen, due mainly to the issuance of commercial paper. As a result, cash and cash equivalents amounted to 423.6 billion yen, a decrease of 28.8 billion yen as compared with the end of the previous fiscal year (March 31, 2006).

The balance of interest-bearing debt increased 30.3 billion yen as compared with the end of the previous fiscal year, and debt-equity ratio worsened by 0.02 points as compared with the end of the previous fiscal year.

In addition, the balance of interest-bearing debt (net) increased 59.1 billion yen as compared with the end of the previous fiscal year, and net debt-equity ratio worsened by 0.05 points as compared with the end of the previous fiscal year.

<3> Financial forecast

There is no change to the consolidated and non-consolidated financial forecasts for the fiscal year ending March 31, 2007, from those announced on December 22, 2006.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Three months ended December 31	2006		(% of net sales)	2005		(% of net sales)	Increase (Decrease)		2006
Net sales	JPY	1,096,138	(100.0)	JPY	1,179,841	(100.0)	JPY	(83,703)	$9,211
Cost of sales		744,835	(68.0)		838,694	(71.1)		(93,859)	6,259
Gross profit on sales		351,303	(32.0)		341,147	(28.9)		10,156	2,952

Selling, general and administrative expenses		316,268	(28.8)		317,247	(26.9)		(979)	2,658
Operating income		35,035	(3.2)		23,900	(2.0)		11,135	294

Non-operating income		6,918	(0.6)		12,952	(1.1)		(6,034)	58
Interest income		1,940			1,743			197	16
Dividend income		700			386			314	6
Equity in earnings of affiliated companies		—			1,823			(1,823)	—
Foreign exchange income		759			2,635			(1,876)	6
Other		3,519			6,365			(2,846)	30
Non-operating expenses		19,025	(1.7)		13,514	(1.1)		5,511	159
Interest expense		4,031			4,317			(286)	34
Equity in losses of affiliated companies		3,065			—			3,065	25
Other		11,929			9,197			2,732	100

Ordinary income		22,928	(2.1)		23,338	(2.0)		(410)	193

Extraordinary gains		3,539	(0.3)		6,620	(0.6)		(3,081)	29
Gain on sale of investment in securities		2,721			1,295			1,426	22
Gain on change of equity		—			1,769			(1,769)	—
Gain on sale of fixed assets		816			1,016			(200)	7
Gain on sale of stock of affiliated companies		—			2,540			(2,540)	—
Gain on lapse of share subscription rights		2			—			2	0
Extraordinary losses		3,346	(0.3)		758	(0.1)		2,588	28
Restructuring charges		2,809			—			2,809	24
Loss due to devaluation of investment in securities		530			637			(107)	4
Pension and severance costs		7			121			(114)	0

Income before income taxes		23,121	(2.1)		29,200	(2.5)		(6,079)	194

Provision for income taxes		20,152	(1.9)		18,265	(1.6)		1,887	169
Minority interest in income of consolidated subsidiaries		354	(0.0)		(849)	(-0.1)		1,203	3

Net income	JPY	2,615	(0.2)	JPY	11,784	(1.0)	JPY	(9,169)	$22

(Note)

*	US dollar amounts are translated from yen, for convenience only, at the rate of US$1 = 119 yen.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In millions of yen, millions of U.S.dollars)

	December 31, 2006		December 31, 2005		Increase (Decrease)		March 31, 2006		Increase (Decrease)		December 31, 2006
Current assets	JPY	2,040,220	JPY	2,188,585	JPY	(148,365)	JPY	2,099,343	JPY	(59,123)	$17,144
Cash and deposit		327,106		422,196		(95,090)		404,303		(77,197)	2,749
Notes and accounts receivable, trade		729,449		783,029		(53,580)		858,328		(128,879)	6,130
Current marketable securities		97,135		39,031		58,104		49,242		47,893	816
Inventories		621,032		642,501		(21,469)		492,414		128,618	5,219
Deferred tax assets		101,050		108,220		(7,170)		106,243		(5,193)	849
Other current assets		173,558		210,729		(37,171)		198,430		(24,872)	1,458
Allowance for doubtful notes and accounts		(9,110)		(17,121)		8,011		(9,617)		507	(77)

Long-term assets		1,703,211		1,739,035		(35,824)		1,703,432		(221)	14,313

Property, plant and equipment		681,839		675,810		6,029		677,269		4,570	5,730

Buildings		239,098		247,134		(8,036)		244,534		(5,436)	2,009
Machinery and equipment		217,515		198,440		19,075		197,839		19,676	1,828
Tools and other equipment		101,122		108,456		(7,334)		104,861		(3,739)	850
Other Property		124,104		121,780		2,324		130,035		(5,931)	1,043
Intangible assets		231,396		241,890		(10,494)		236,345		(4,949)	1,945

Goodwill		91,035		74,641		16,394		79,397		11,638	765
Other intangible assets		140,361		167,249		(26,888)		156,948		(16,587)	1,180
Investments and other assets		789,976		821,335		(31,359)		789,818		158	6,638

Investment securities		272,355		271,286		1,069		266,040		6,315	2,289
Stock of affiliated companies		105,726		100,343		5,383		110,319		(4,593)	888
Deferred tax assets		216,548		241,719		(25,171)		214,525		2,023	1,820
Other		218,201		230,414		(12,213)		229,845		(11,644)	1,833
Allowance for doubtful notes and accounts		(22,854)		(22,427)		(427)		(30,911)		8,057	(192)

Total assets	JPY	3,743,431	JPY	3,927,620	JPY	(184,189)	JPY	3,802,775	JPY	(59,344)	$31,457

Current liabilities	JPY	1,672,360	JPY	1,681,015	JPY	(8,655)	JPY	1,675,308	JPY	(2,948)	$14,053

Notes and accounts payable, trade		731,127		820,356		(89,229)		826,335		(95,208)	6,144
Short-term borrowings		136,704		135,967		737		136,756		(52)	1,149
Commercial Paper		110,000		196,000		(86,000)		35,000		75,000	924
Bonds payable (within one year)		156,568		29,270		127,298		129,268		27,300	1,316
Accounts payable, other and accrued expenses		241,178		221,964		19,214		284,502		(43,324)	2,027
Reserve for bonus to directors		187		—		187		—		187	2
Current product warranty liabilities		26,659		3,575		23,084		11,229		15,430	224
Other current liabilities		269,937		273,883		(3,946)		252,218		17,719	2,267

Long-term liabilities		825,477		981,829		(156,352)		884,817		(59,340)	6,937

Bonds payable		463,319		619,989		(156,670)		519,791		(56,472)	3,893
Long-term borrowings		58,225		90,590		(32,365)		76,268		(18,043)	489
Accrued pension and severance costs		209,365		194,619		14,746		197,434		11,931	1,759
Provision for loss on repurchase of computers		17,838		22,584		(4,746)		19,532		(1,694)	150
Long-term product warranty liabilities		1,280		623		657		840		440	11
Provision for recycling expenses of personal computers		5,347		5,702		(355)		6,137		(790)	45
Long-term deferred tax liabilities		14,530		199		14,331		9,661		4,869	122
Other		55,573		47,523		8,050		55,154		419	468

Total liabilities	JPY	2,497,837	JPY	2,662,844	JPY	(165,007)	JPY	2,560,125	JPY	(62,288)	$20,990

Shareholders’ equity		956,251		971,599		(15,348)		949,915		6,336	8,036

Common stock		337,822		337,821		1		337,821		1	2,839
Additional paid-in capital		464,877		441,268		23,609		441,155		23,722	3,906
Retained earnings		156,549		195,322		(38,773)		173,808		(17,259)	1,316
Treasury stock		(2,997)		(2,812)		(185)		(2,869)		(128)	(25)

Valuation and translation adjustments		82,320		71,681		10,639		79,892		2,428	692

Unrealized gains (losses) on marketable securities		73,206		75,609		(2,403)		78,128		(4,922)	615
Unrealized gains (losses) on hedging		272		—		272		—		272	2
Foreign currency translation adjustments		8,842		(3,928)		12,770		1,764		7,078	75

Share subscription rights		73		—		73		—		73	1

Minority interests		206,950		221,496		(14,546)		212,843		(5,893)	1,738

Total net assets	JPY	1,245,594	JPY	1,264,776	JPY	(19,182)	JPY	1,242,650	JPY	2,944	$10,467

Total liabilities and net assets	JPY	3,743,431	JPY	3,927,620	JPY	(184,189)	JPY	3,802,775	JPY	(59,344)	$31,457

Cash and cash equivalents in CONSOLIDATED STATEMENTS OF CASH FLOWS are calculated as follows.

Cash and deposit	JPY	327,106	JPY	422,196	JPY	(95,090)	JPY	404,303	JPY	(77,197)	$2,749
Current marketable securities		97,135		39,031		58,104		49,242		47,893	816
Time deposit and Current marketable securities with maturity of more than three months		(662)		(731)		69		(1,175)		513	(6)

Cash and cash equivalents	JPY	423,579	JPY	460,496	JPY	(36,917)	JPY	452,370	JPY	(28,791)	$3,559

Interest-bearing debt	JPY	965,423	JPY	1,108,643	JPY	(143,220)	JPY	935,103	JPY	30,320	$8,113
Net interest-bearing debt (*1)		541,844		648,147		(106,303)		482,733		59,111	4,553
Owner’s equity (*2)		1,038,571		1,043,280		(4,709)		1,029,807		8,764	8,727

Owner’s equity ratio (%) (*3)		27.7		26.6		1.1		27.1		0.6
Shareholders’ equity ratio (%) (*3)		25.5		24.7		0.8		25.0		0.5

Debt-equity ratio (times) (*4)		0.93		1.06		(0.13)		0.91		0.02
Net debt-equity ratio (times) (*4)		0.52		0.62		(0.10)		0.47		0.05

(Notes)

*1	Net interest-bearing debt is interest-bearing debt less cash and cash equivalents.
*2	Owner’s equity is total net assets less share subscription rights, minority interests.
*3	Owner’s equity ratio is owner’s equity divided by total assets. Shareholders’ equity ratio is shareholders’ equity divided by total assets.
*4	Debt-equity ratio and net debt-equity ratio are interest-bearing debt and net interest-bearing debt divided by owner’s equity, respectively.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (UNAUDITED)

(In millions of yen)

	Shareholders’ equity
	Common stock	Additional paid-in capital		Retained earnings		Treasury stock		Total
Balance as of September 30,2006	337,822		464,924		162,050	Δ	2,960		961,836

Changes in three months ended December 31
Bonus to directors				Δ	14			Δ	14
Dividends				Δ	8,102			Δ	8,102
Net income					2,615				2,615
Disposal and purchase of treasury stock, net		Δ	47			Δ	37	Δ	84
Others									—
Net changes in items other than those in shareholder’s equity									—

Total changes in three months ended December 31	—	Δ	47	Δ	5,501	Δ	37	Δ	5,585

Balance as of December 31,2006	337,822		464,877		156,549	Δ	2,997		956,251

	Valuation and translation adjustments			Share subscription rights	Minority interests	Total net assets
	Unrealized gains (losses) on marketable securities	Unrealized gains (losses) on hedging	Foreign currency translation adjustments
Balance as of September 30,2006	66,461	9	4,865	66	205,493		1,238,730

Changes in three months ended December 31
Bonus to directors						Δ	14
Dividends						Δ	8,102
Net income							2,615
Disposal and purchase of treasury stock, net						Δ	84
Others							—
Net changes in items other than those in shareholder’s equity	6,745	263	3,977	7	1,457		12,449

Total changes in three months ended December 31	6,745	263	3,977	7	1,457		6,864

Balance as of December 31,2006	73,206	272	8,842	73	206,950		1,245,594

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Three months ended December 31	2006		2005		Increase (Decrease)		2006
I. Cash flows from operating activities:
Income before income taxes and minority interests	JPY	23,121	JPY	29,200	JPY	(6,079)	$194

Adjustments to reconcile income before income taxes and minority interests to net cash used in operating activities:

Depreciation		51,337		43,591		7,746	431
Equity in (earnings) losses of affiliated companies		3,065		(1,823)		4,888	26
Gain on change of equity		—		(1,769)		1,769	—
Decrease (increase) in notes and accounts receivable		9,659		(80,968)		90,627	81
Increase in inventories		(68,017)		(76,969)		8,952	(572)
Increase (decrease) in notes and accounts payable		(32,617)		96,527		(129,144)	(274)
Income taxes paid		(8,400)		(7,252)		(1,148)	(71)
Other, net		1,854		(18,622)		20,476	17

Net cash used in operating activities		(19,998)		(18,085)		(1,913)	(168)

II. Cash flows from investing activities:
Acquisitions of property, plant and equipment, net		(53,675)		(4,349)		(49,326)	(451)
Acquisitions of intangible assets		(13,292)		(8,437)		(4,855)	(112)
Proceeds from sales of investments, net		(4,766)		1,254		(6,020)	(40)
Other, net		3,910		(2,285)		6,195	33

Net cash used in investing activities		(67,823)		(13,817)		(54,006)	(570)

Free cash flows (I + II)		(87,821)		(31,902)		(55,919)	(738)

III. Cash flows from financing activities:
Net proceeds from bonds and borrowings		77,775		75,725		2,050	654
Dividends paid		(7,652)		(5,846)		(1,806)	(64)
Other, net		(1,326)		(899)		(427)	(12)

Net cash provided by financing activities		68,797		68,980		(183)	578

Effect of exchange rate changes on cash and cash equivalents		2,811		4,342		(1,531)	23

Net increase in cash and cash equivalents		(16,213)		41,420		(57,633)	(137)

Cash and cash equivalents at beginning of period		439,792		419,076		20,716	3,696
Cash and cash equivalents at end of period	JPY	423,579	JPY	460,496	JPY	(36,917)	$3,559

SEGMENT INFORMATION (UNAUDITED)

1. Business segment information

Three months ended December 31, 2006	(In millions of Yen)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	604,589	189,660	211,400	90,489	1,096,138	—	1,096,138
2. Intersegment	16,501	36,901	10,831	42,160	106,393	(106,393)	—

Total sales	621,090	226,561	222,231	132,649	1,202,531	(106,393)	1,096,138

Operating expenses	571,466	224,204	224,150	132,728	1,152,548	(91,445)	1,061,103

Operating Income (loss)	49,624	2,357	(1,919)	(79)	49,983	(14,948)	35,035

Three months ended December 31, 2006				(In millions of U.S. dollars)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	5,081	1,594	1,776	760	9,211	—	9,211
2. Intersegment	139	310	91	354	894	(894)	—

Total sales	5,220	1,904	1,867	1,114	10,105	(894)	9,211

Operating expenses	4,803	1,884	1,883	1,115	9,685	(768)	8,917

Operating Income (loss)	417	20	(16)	(1)	420	(126)	294

Three months ended December 31, 2005				(In millions of Yen)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	575,537	305,123	196,327	102,854	1,179,841	—	1,179,841
2. Intersegment	16,296	35,497	11,707	41,322	104,822	(104,822)	—

Total sales	591,833	340,620	208,034	144,176	1,284,663	(104,822)	1,179,841

Operating expenses	541,861	355,444	212,540	140,751	1,250,596	(94,655)	1,155,941

Operating Income (loss)	49,972	(14,824)	(4,506)	3,425	34,067	(10,167)	23,900

(Notes)

*	The business segments are classified on their proximity in terms of the type, nature and markets of their products and services.
*	Major businesses of each segment are as follows:

IT/Network Solutions Business	System Construction, Consulting, Outsourcing, Support (Maintenance), Servers, Storage products, Professional workstations, Business PCs, Computer software, Enterprise network systems, Network systems for telecommunications carriers, Broadcast video systems, Control systems, Aerospace/Defense systems

Mobile/Personal Solutions Business	Mobile handsets, Personal computers, Personal communication devices, BIGLOBE

Electron Devices Business	System LSI and other semiconductors, Electronic components, LCD modules etc

*	Unallocable operating expenses included in “Eliminations / Corporate” for three months ended December 31, 2006, 2005 were ¥11,743 million($99 million), ¥10,443 million, respectively. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation.

2. Geographic segment information

Three months ended December 31, 2006	(In millions of Yen)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	860,677	87,514	147,947	1,096,138	—	1,096,138
2. Intersegment	106,886	2,706	53,171	162,763	(162,763)	—
Total sales	967,563	90,220	201,118	1,258,901	(162,763)	1,096,138

Operating expenses	928,908	90,914	202,371	1,222,193	(161,090)	1,061,103

Operating Income (loss)	38,655	(694)	(1,253)	36,708	(1,673)	35,035

Three months ended December 31, 2006			(In millions of U.S. dollars)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	7,233	735	1,243	9,211	—	9,211
2. Intersegment	898	23	447	1,368	(1,368)	—

Total sales	8,131	758	1,690	10,579	(1,368)	9,211

Operating expenses	7,806	764	1,701	10,271	(1,354)	8,917

Operating Income (loss)	325	(6)	(11)	308	(14)	294

Three months ended December 31, 2005			(In millions of Yen)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	856,531	159,562	163,748	1,179,841	—	1,179,841
2. Intersegment	118,575	3,731	65,393	187,699	(187,699)	—

Total sales	975,106	163,293	229,141	1,367,540	(187,699)	1,179,841

Operating expenses	952,900	160,099	228,412	1,341,411	(185,470)	1,155,941

Operating Income (loss)	22,206	3,194	729	26,129	(2,229)	23,900

(Notes)

*	Segmenting nations and areas is based on their geographical proximity.
*	Major nations and areas other than Japan

Europe ... U.K. Britain, France, the Netherlands, Germany, Italy, Spain.

3. Overseas sales

Three months ended December 31, 2006	(In millions of Yen)

	Europe	Others	Total
Overseas sales	112,137	186,890	299,027
Consolidated sales	—	—	1,096,138
Percentage of overseas sales to consolidated sales	10.2%	17.1%	27.3%

Three months ended December 31, 2006	(In millions of U.S. dollars)

	Europe	Others	Total
Overseas sales	942	1,571	2,513
Consolidated sales	—	—	9,211

Three months ended December 31, 2005	(In millions of Yen)

	Europe	Others	Total
Overseas sales	176,324	210,546	386,870
Consolidated sales	—	—	1,179,841
Percentage of overseas sales to consolidated sales	14.9%	17.9%	32.8%

(Notes)

*	Segmenting nations and areas is based on their geographical proximity.
*	Major nations and areas other than Japan

Europe ... U.K. Britain, France, the Netherlands, Germany, Italy, Spain.

*	Overseas sales refer to sales by the consolidated subsidiaries of the Company outside Japan.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Nine months ended December 31	2006		(% of net sales)	2005		(% of net sales)	Increase (Decrease)		2006
Net sales	JPY	3,317,742	(100.0)	JPY	3,463,620	(100.0)	JPY	(145,878)	$27,880
Cost of sales		2,294,078	(69.1)		2,472,323	(71.4)		(178,245)	19,278
Gross profit on sales		1,023,664	(30.9)		991,297	(28.6)		32,367	8,602

Selling, general and administrative expenses		981,125	(29.6)		962,395	(27.8)		18,730	8,245
Operating income		42,539	(1.3)		28,902	(0.8)		13,637	357

Non-operating income		20,001	(0.6)		25,224	(0.7)		(5,223)	168
Interest income		6,324			4,707			1,617	53
Dividend income		2,480			2,755			(275)	21
Equity in earnings of affiliated companies		—			2,305			(2,305)	—
Foreign exchange income		—			2,515			(2,515)	—
Other		11,197			12,942			(1,745)	94
Non-operating expenses		51,431	(1.6)		50,134	(1.4)		1,297	432
Interest expense		11,472			12,814			(1,342)	96
Equity in losses of affiliated companies		2,510			—			2,510	21
Foreign exchange loss		1,656			—			1,656	14
Other		35,793			37,320			(1,527)	301

Ordinary income		11,109	(0.3)		3,992	(0.1)		7,117	93

Extraordinary gains		31,585	(1.0)		40,105	(1.2)		(8,520)	265
Gain on sale of investment in securities		13,691			10,420			3,271	115
Gain on change of equity		8,630			2,392			6,238	72
Gain on transfer of marketable securities to the pension trust		6,534			—			6,534	55
Reversal of provision for recycleing expenses of personal computers		1,805			687			1,118	15
Gain on sale of fixed assets		923			3,385			(2,462)	8
Gain on sale of stock of affiliated companies		—			23,221			(23,221)	—
Gain on lapse of share subscription rights		2			—			2	0
Extraordinary losses		17,929	(0.6)		7,140	(0.2)		10,789	150
Restructuring charges		13,586			—			13,586	114
Loss due to devaluation of investment in securities		2,075			6,268			(4,193)	17
Impairment loss on fixed assets		1,283			482			801	11
Pension and severance costs		985			390			595	8

Income before income taxes		24,765	(0.7)		36,957	(1.1)		(12,192)	208

Provision for income taxes		31,370	(0.9)		25,313	(0.8)		6,057	264
Minority interest in income of consolidated subsidiaries		707	(0.0)		191	(0.0)		516	6

Net income (loss)	JPY	(7,312)	(-0.2)	JPY	11,453	(0.3)	JPY	(18,765)	$(62)

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S EQUITY (UNAUDITED)

(In millions of yen)

	Shareholders’ equity
	Common stock	Additional paid-in capital		Retained earnings		Treasury stock		Total
Balance as of March 31,2006	337,821		441,155		173,808	Δ	2,869		949,915

Changes in nine months ended December 31
Increase by stock-for-stock exchange			24,382						24,382
Conversion of convertible debt and other	1		1						2
Bonus to directors				Δ	214			Δ	214
Dividends				Δ	14,081			Δ	14,081
Net loss				Δ	7,312			Δ	7,312
Disposal and purchase of treasury stock, net		Δ	114			Δ	128	Δ	242
Changes in the scope of equity method					4,348				4,348
Others		Δ	547					Δ	547
Net changes in items other than those in shareholder’s equity									—

Total changes in nine months ended December 31	1		23,722	Δ	17,259	Δ	128		6,336

Balance as of December 31, 2006	337,822		464,877		156,549	Δ	2,997		956,251

	Valuation and translation adjustments				Share subscription rights	Minority interests		Total net assets
	Unrealized gains (losses) on marketable securities		Unrealized gains (losses) on hedging	Foreign currency translation adjustments
Balance as of March 31, 2006		78,128	—	1,764	—		212,843		1,242,650

Changes in nine months ended December 31
Increase by stock-for-stock exchange									24,382
Conversion of convertible debt and other									2
Bonus to directors								Δ	214
Dividends								Δ	14,081
Net loss								Δ	7,312
Disposal and purchase of treasury stock, net								Δ	242
Changes in the scope of equity method									4,348
Others								Δ	547
Net changes in items other than those in shareholder’s equity	Δ	4,922	272	7,078	73	Δ	5,893	Δ	3,392

Total changes in nine months ended December 31	Δ	4,922	272	7,078	73	Δ	5,893		2,944

Balance as of December 31, 2006		73,206	272	8,842	73		206,950		1,245,594

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(In millions of yen, millions of U.S. dollars)

Nine months ended December 31	2006		2005		Increase (Decrease)		2006
I. Cash flows from operating activities:
Income before income taxes and minority interests	JPY	24,765	JPY	36,957	JPY	(12,192)	$208
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:
Depreciation		144,348		138,627		5,721	1,213
Equity in (earnings) losses of affiliated companies		2,510		(2,305)		4,815	21
Gain on change of equity		(8,630)		(2,392)		(6,238)	(73)
Decrease (increase) in notes and accounts receivable		145,411		(4,401)		149,812	1,222
Increase in inventories		(122,724)		(115,819)		(6,905)	(1,031)
Increase (decrease) in notes and accounts payable		(99,345)		11,673		(111,018)	(835)
Income taxes paid		(24,183)		(26,235)		2,052	(203)
Other, net		23,929		(12,887)		36,816	201

Net cash provided by operating activities		86,081		23,218		62,863	723

II. Cash flows from investing activities:
Acquisitions of property, plant and equipment, net		(102,776)		(57,193)		(45,583)	(864)
Acquisitions of intangible assets		(32,052)		(30,250)		(1,802)	(269)
Proceeds from sales of investments, net		(3,584)		45,847		(49,431)	(30)
Other, net		5,652		(7,901)		13,553	47

Net cash used in investing activities		(132,760)		(49,497)		(83,263)	(1,116)

Free cash flows (I + II)		(46,679)		(26,279)		(20,400)	(393)

III. Cash flows from financing activities:
Net proceeds from (repayment of) bonds and borrowings		14,593		(9,137)		23,730	123
Dividends paid		(13,613)		(11,617)		(1,996)	(114)
Other, net		11,845		(2,654)		14,499	99

Net cash provided by (used in) financing activities		12,825		(23,408)		36,233	108

Effect of exchange rate changes on cash and cash equivalents		5,063		8,681		(3,618)	43

Net decrease in cash and cash equivalents		(28,791)		(41,006)		12,215	(242)

Cash and cash equivalents at beginning of period		452,370		501,502		(49,132)	3,801
Cash and cash equivalents at end of period	JPY	423,579	JPY	460,496	JPY	(36,917)	$3,559

SEGMENT INFORMATION (UNAUDITED)

1. Business segment information

Nine months ended December 31, 2006	(In millions of Yen)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	1,811,139	609,355	620,033	277,215	3,317,742	—	3,317,742
2. Intersegment	74,424	116,220	29,243	129,335	349,222	(349,222)	—

Total sales	1,885,563	725,575	649,276	406,550	3,666,964	(349,222)	3,317,742

Operating expenses	1,780,379	760,560	655,441	391,318	3,587,698	(312,495)	3,275,203

Operating Income(loss)	105,184	(34,985)	(6,165)	15,232	79,266	(36,727)	42,539

Nine months ended December 31, 2006					(In millions of U.S. dollars)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	15,220	5,121	5,210	2,329	27,880	—	27,880
2. Intersegment	625	976	246	1,087	2,934	(2,934)	—

Total sales	15,845	6,097	5,456	3,416	30,814	(2,934)	27,880

Operating expenses	14,961	6,391	5,508	3,288	30,148	(2,625)	27,523

Operating Income(loss)	884	(294)	(52)	128	666	(309)	357

Nine months ended December 31, 2005					(In millions of Yen)

	IT/Network Solutions Business	Mobile/ Personal Solutions Business	Electron Devices Business	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	1,763,406	802,417	574,070	323,727	3,463,620	—	3,463,620
2. Intersegment	69,509	118,237	32,392	122,131	342,269	(342,269)	—

Total sales	1,832,915	920,654	606,462	445,858	3,805,889	(342,269)	3,463,620

Operating expenses	1,731,052	951,188	621,304	437,023	3,740,567	(305,849)	3,434,718

Operating Income(loss)	101,863	(30,534)	(14,842)	8,835	65,322	(36,420)	28,902

(Notes)

*	The business segments are classified on their proximity in terms of the type, nature and markets of their products and services.
*	Major businesses of each segment are as follows:

IT/Network Solutions Business	System Construction, Consulting, Outsourcing, Support(Maintenance), Servers, Storage products, Professional workstations, Business PCs, Computer software, Enterprise network systems, Network systems for telecommunications carriers, Broadcast video systems, Control systems, Aerospace/Defense systems

Mobile/Personal Solutions Business	Mobile handsets, Personal computers, Personal communication devices, BIGLOBE

Electron Devices Business	System LSI and other semiconductors, Electronic components, LCD modules etc

*	Unallocable operating expenses included in “Eliminations / Corporate” for nine months ended December 31, 2006, 2005 were ¥34,598 million($291 million), ¥35,424 million, respectively. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation.

2. Geographic segment information

Nine months ended December 31, 2006	(In millions of Yen)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	2,573,674	302,723	441,345	3,317,742	—	3,317,742
2. Intersegment	322,600	12,566	150,884	486,050	(486,050)	—

Total sales	2,896,274	315,289	592,229	3,803,792	(486,050)	3,317,742

Operating expenses	2,848,151	316,548	593,125	3,757,824	(482,621)	3,275,203

Operating Income(loss)	48,123	(1,259)	(896)	45,968	(3,429)	42,539

Nine months ended December 31, 2006				(In millions of U.S. dollars)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	21,628	2,544	3,708	27,880	—	27,880
2. Intersegment	2,710	105	1,269	4,084	(4,084)	—

Total sales	24,338	2,649	4,977	31,964	(4,084)	27,880

Operating expenses	23,934	2,660	4,985	31,579	(4,056)	27,523

Operating Income(loss)	404	(11)	(8)	385	(28)	357

Nine months ended December 31, 2005				(In millions of Yen)

	Japan	Europe	Others	Total before eliminations	Eliminations/ Corporate	Consolidated total
Sales
1. Unaffiliated customers	2,636,739	377,272	449,609	3,463,620	—	3,463,620
2. Intersegment	331,606	11,720	178,488	521,814	(521,814)	—

Total sales	2,968,345	388,992	628,097	3,985,434	(521,814)	3,463,620

Operating expenses	2,944,371	386,311	623,353	3,954,035	(519,317)	3,434,718

Operating Income(loss)	23,974	2,681	4,744	31,399	(2,497)	28,902

(Notes)

*	Segmenting nations and areas is based on their geographical proximity.
*	Major nations and areas other than Japan

Europe ... U.K. Britain, France, the Netherlands, Germany, Italy, Spain.

3. Overseas sales

Nine months ended December 31, 2006	(In millions of Yen)

	Europe	Others	Total
Overseas sales	345,927	576,295	922,222
Consolidated sales	—	—	3,317,742
Percentage of overseas sales to consolidated sales	10.4%	17.4%	27.8%

Nine months ended December 31, 2006	(In millions of U.S. dollars)

	Europe	Others	Total
Overseas sales	2,907	4,843	7,750
Consolidated sales	—	—	27,880

Nine months ended December 31, 2005	(In millions of Yen)

	Europe	Others	Total
Overseas sales	428,374	573,806	1,002,180
Consolidated sales	—	—	3,463,620
Percentage of overseas sales to consolidated sales	12.4%	16.5%	28.9%

(Notes)

*	Segmenting nations and areas is based on their geographical proximity.
*	Major nations and areas other than Japan

Europe ... U.K. Britain, France, the Netherlands, Germany, Italy, Spain.

*	Overseas sales refer to sales by the consolidated subsidiaries of the Company outside Japan.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) global economic conditions and general economic conditions in NEC’s markets, (ii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iii) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (iv) NEC’s ability to expand into foreign markets, such as China, (v) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vi) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (vii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets included in this material are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***

Contacts: Diane Foley/Makoto Miyakawa

Corporate Communications Division

NEC Corporation

+81-3-3798-6511